SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                               AmBase Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    023164106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 20, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


                      Michael L. Lewittes -- (212) 593-2729
--------------------------------------------------------------------------------
          (Name and Tel. No. of person authorized by Reporting Persons to receive inquiries regarding this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


707458.9
                                    Page 1 of 7

CUSIP No. 023164106                 SCHEDULE 13G                     Page 2 of 7


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael L. Lewittes

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                 (a) [X]
                                                 (b) [ ]
3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                         5   SOLE VOTING POWER
                             0
NUMBER OF
SHARES                   6   SHARED VOTING POWER
BENEFICIALLY                 3,777,400
OWNED BY
EACH                     7   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH
                         8   SHARED DISPOSITIVE POWER
                             3,777,400

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,777,400
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES  (SEE INSTRUCTIONS)                                        [ ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           8.48%
12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN




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


CUSIP No. 023164106                 SCHEDULE 13G                     Page 2 of 7


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert S. Jaffe

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                 (a) [X]
                                                 (b) [ ]
3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                         5   SOLE VOTING POWER
                             41,500
NUMBER OF
SHARES                   6   SHARED VOTING POWER
BENEFICIALLY                 3,777,400
OWNED BY
EACH                     7   SOLE DISPOSITIVE POWER
REPORTING                    41,500
PERSON WITH
                         8   SHARED DISPOSITIVE POWER
                             3,777,400

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,818,900
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES  (SEE INSTRUCTIONS)                                        [ ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           8.58%
12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN




707458.9



Item 1(a)   Name of Issuer:

            AmBase Corporation, a Delaware corporation (the "Company").
 ................................................................................

Item 1(b)   Address of Issuer's Principal Executive Offices:

            51 Weaver Street, Building 2, Greenwich, Connecticut 06831
 ................................................................................

Item 2(a)   Name of Person Filing:

            Mr. Michael L. Lewittes ("Lewittes") and Mr. Robert S. Jaffe ("Jaffe").
 ................................................................................

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            655 Madison Avenue -- 21st Floor
            New York, New York 10021
            Tel. No.:  212 593-2729
 ................................................................................

Item 2(c)   Citizenship:

            United States.
 ................................................................................

Item 2(d)   Title of Class of Securities:

            Common stock, $0.01 par value (the "Common Stock").
 ................................................................................

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
        (b) [ ] Bank as defined in section 3(a)(6).
        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
        (e) [ ] An investment adviser in accordance with
                Section 240.13d-1(b)(1)(ii)(E);
        (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
        (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);


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



        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
        (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);

If this statement is filed pursuant to Section 240.13d-1(c), check this box [X].

Item 4.  Ownership.

(I) Messrs. Jaffe and Lewittes, jointly:

      (a)   Amount beneficially owned:.............................................................3,777,400 shares
      (b)   Percent of class:.................................................................................8.48%
      (c)   Number of shares as to which has:
            (i)   Sole power to vote or to direct the vote........................................................0
            (ii)  Shared power to vote or to direct the vote..............................................3,777,400
            (iii) Sole power to dispose or to direct the disposition of ..........................................0
            (iv)  Shared power to dispose or to direct the disposition of ................................3,777,400

(II) Mr. Jaffe, individually:

      (a)   Amount beneficially owned:.............................................................3,818,900 shares
      (b)   Percent of class:.................................................................................8.58%
      (c)   Number of shares as to which has:
            (i)   Sole power to vote or to direct the vote...................................................41,500
            (ii)  Shared power to vote or to direct the vote..............................................3,777,400
            (iii) Sole power to dispose or to direct the disposition of .....................................41,500
            (iv)  Shared power to dispose or to direct the disposition of ................................3,777,400


Item 5.  Ownership of Five Percent

      Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Messrs. Lewittes and Jaffe beneficially own the Common Stock referred to in paragraph (I) of Item 4 above through a number of entities and managed accounts through which they share control over the voting and disposition of such Common Stock. Such entities and managed accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. No such entity or managed account owns more than 5% of the outstanding Common Stock. In addition, Mr. Jaffe owns 41,500


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



shares of Common Stock for his own account. Mr. Lewittes disclaims any interest in the shares of Common Stock owned by Mr. Jaffe for his own account.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not applicable.


Item 8.  Identification and Classification of Members of the Group.

      Not applicable.


Item 9.  Notice of Dissolution of Group.

      Not applicable.


Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    Page 6 of 7

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete. Each of the undersigned agrees, pursuant to Rule 13d-1(k), that the statement on Schedule 13G set forth above is made on behalf of each of them.



  s/ Robert S. Jaffe                                      s/ Michael L. Lewittes
------------------------------------------------------  ------------------------
  Robert S. Jaffe                                         Michael L. Lewittes


Dated:  April 24, 1998


























      Attention: Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).



707458.9